Exhibit 99.1

Ctrip Filed 2013 Annual Report on Form 20-F

SHANGHAI, March 31, 2014 /PRNewswire/ — Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider for hotel accommodations, ticketing services, packaged tours, and corporate travel management in China (“Ctrip” or the “Company”), today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2013 with the Securities and Exchange Commission on March 28, 2014. The annual report is available on the Company’s website at ir.ctrip.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For more information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 x12928
Email: iremail@ctrip.com